Exhibit 99.1

PRESS RELEASE

SIFY reports US GAAP results for the Quarter ended 30th June 2003

Sify revenues continue strong growth over last year

Prepares for next level of growth & consolidation

Chennai, India, 15th July 2003: Sify Limited (Nasdaq National Market: SIFY), India’s premier Internet, networking and e-Commerce company, announced today its consolidated US GAAP results for the first quarter ended June 30th 2003.

Performance highlights:

•	Sify’s sales revenue during the quarter at $12.95 million was 49% higher than same quarter last year.

•	Sify incurred a planned cash loss (in adjusted EBITDA terms) of $1.37 million during the quarter compared to $4.37 million for the same quarter last year. There were significant planned onetime costs incurred in building the Sify iWay brand concurrent with a drive to expand the number of cybercafes across the country.

•	Cash burn during the quarter was $1.57 million attributable substantially to investments made in expanding the technology infrastructure to support the envisaged expansion in the cybercafe business.

•	Net loss during the quarter at $4.46 million was 51% less than that of same quarter last year.

Mr. R Ramaraj, Managing Director and CEO, said, “It was not too difficult a choice for us to evaluate between maintaining cash profits and incurring one time marketing expenses for the expanding cybercafe business. I am pleased to report that the number of cybercafes in our iWay network has exceeded 1,000 this quarter and is becoming a model for delivering broadband Internet across the country to people without PCs at home”

Mr. George Zacharias, President & COO, said, “In addition to investing in our core businesses, we have exited a few businesses during the quarter to improve efficiencies. We have exited the set-top box joint venture with Baron and the India Plaza portal during the quarter. We have also sold our investment in the Satyam Institute of E Business in the first week of July 2003. This rationalization will allow us to use the $29 million cash in hand as of date ($23 million cash at end of quarter) in a focussed manner.

This is as per our business strategy and plan, laying the foundation for growth in revenues in the latter half of the year. We will continue to invest for growth in the near term in market development, bandwidth and customer acquisition to consolidate the company’s position and competitiveness in every line of business.”

Summarized Results:
(In $ million, all translated at $1 = Rs 46.40)

Description	Quarter ended		Quarter ended	Year ended
	30 Jun		31 Mar	31 Mar
	2003	2002	2003	2003

Corporate services	6.09	4.55	6.54	21.89
Retail internet access	5.03	2.95	4.47	14.54
Interactive services	0.55	0.81	0.83	3.55
Others	1.28	0.40	1.24	3.00
Sales Revenue	12.95	8.71	13.07	42.98
Adjusted EBITDA *	(1.37)	(4.37)	0.30	(10.56)
Depreciation & amortization	(3.10)	(3.07)	(2.89)	(13.08)
Impairment of goodwill/assets	0.00	(1.86)	(0.93)	(5.33)
Depreciation/impairment in Affiliates	(0.17)	(0.12)	(0.27)	(0.81)
Profit on business sold/discontinued	0.00	0.00	0.49	0.53
Net interest	0.18	0.15	0.33	0.67
Tax	(0.00)	0.09	(0.19)	(0.06)
Net income/(loss)	(4.46)	(9.18)	(3.17)	(28.64)
Adjusted EBITDA*/(loss) $/ADR	(0.04)	(0.19)	0.01	(0.41)
Net income/(loss) $/ADR	(0.13)	(0.40)	(0.10)	(1.10)

         *  Adjusted EBITDA represents net income (loss) before interest, income tax, depreciation and amortization, impairment of intangible assets and results of discontinued operations. Please see “Non-GAAP Financial Information”, below.

(1)           Corporate Services:

Key Customer wins in data/network services include Ranbaxy, HDFC Standard Life, Hinduja TMT, Schenker India, Vetri Software, Asia on Wheels and CGTSI (formerly SIDBI).

Key wins in Application Services include State Bank of India, Johnson and Johnson, SRF, GSK- Consumer division and Universitas 21-Singapore.

A branded offering in the area of Internet Infrastructure Management Services, named ‘Netsourze’, was launched during the quarter. This suite of services makes Sify the only Hosting Services Provider moving up the value chain to offer a complete basket of tools for monitoring, analyzing and rectification of the entire application environment.

A Competency Center was established at Mumbai to showcase Sify’s capabilities in providing security and solutions. The center simulates solutions on access content filtering, token access, etc. through integration of diverse hardware and software.

Sify launched “Apna Website”, a first of its kind solution targeted specifically at small businesses looking for a web presence. It makes the business independent of the complexity of the process of building, hosting and managing websites.

Sify’s subsidiary Safescrypt launched SafeDoxx, a desktop signing utility that enables users to digitally sign and encrypt files on their computers. Key wins in this business include Wipro, Mphasis, Mastek, MEPZ and SEEPZ.

Consumer Services:

The Access Media business segment accounted for 39% of Sify’s revenue made up as below:

Internet access at home through dial up/broadband etc	20%
Internet access at “iWay” cybercafes	13%
Other value added services	6%

In the dial-up market, Sify continued to be a leader in spite of intense price competition from telcos by offering a superior quality of user experience with first time connectivity, uninterrupted services and speedy downloads. Sify extended broadband Internet access to homes by providing services through tie-ups with cable operators in several cities.

Sify’s iWay cyber cafes increased to over 1000 with the service being extended to cover 25 cities. More than 90% of them are on broadband with high speed, reliable last mile connectivity managed by Sify. This has enabled us to provide a superior quality of user experience.

About Sify:

Sify is the largest network and e-Commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 55 points of presence in India, representing an estimated 90% of the established PC base in the country. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. As of June 30, 2003, a host of blue chip customers used Sify’s corporate service offerings. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.

For more information about Sify, visit www.sifycorp.com.

Non-GAAP Financial Information

Our presentation of financial information above includes a presentation of Adjusted EBITDA. EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation above also includes a reconciliation of Adjusted EBITDA to net loss, which we believe to be the most comparable financial measure under U.S. GAAP. Adjusted EBITDA is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s ability to fund operating obligations and capital expenditures. Investors evaluating our financial performance or analyzing our discounted cash flows based on Adjusted EBITDA should consider financing activities and non-recurring charges that are not included in the calculation. Our calculation includes significant charges recorded to reflect the impairment of goodwill which are not included in the calculation of EBITDA under the SEC’s rules applicable to periodic reports. While EBITDA or derivations thereof are frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 20F for the year ended March 31, 2003 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

For further information please contact:

Mr. David Appasamy
Chief Communications Officer
Sify Limited
Phone: 91-44-2254 0770 Extension: 2013
Email: david_appasamy@sifycorp.com
Corporate Website: www.sifycorp.com